Exhibit 99.1

News

Release

C$ unless otherwise stated                      TSX/NYSE/PSE: MFC  SEHK: 945

For Immediate Release

February 24, 2025

Manulife announces Automatic Share Repurchase Plan

TORONTO – Manulife Financial Corporation (“Manulife”) announced today that it has entered into an automatic share repurchase plan (the “automatic plan”) under which its designated broker will repurchase Manulife’s common shares pursuant to its previously announced normal course issuer bid (“NCIB”). The actual number of common shares purchased under the automatic plan, the timing of such purchases and the price at which common shares are purchased will depend upon future market conditions. The automatic plan, which was pre-cleared by the TSX, provides for the potential repurchase of common shares at any time, including when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise.

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to possible future purchases by Manulife of its common shares. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual common share repurchases to differ materially from expectations include but are not limited to the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof. We do not undertake to update any forward-looking statements, except as required by law.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2024, we had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Anne Hammer Manulife 201-925-1213 ahammer@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com